UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              IONICS, INCORPORATED
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                   462218-10-8
                                 (CUSIP Number)

                           Gordon H. Hayes, Esq., Jr.
                           Testa, Hurwitz & Thibeault
        Exchange Place, 53 State Street, Boston, MA 02109 (617) 248-7000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 13, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 462218-10-8                                  13D

- ------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Savena Trust
- ------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]

                                                             (b) [ X ]

- ------------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      BK
- ------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [   ]
- ------------------------------------------------------------------------------
6.    CITIZENSHIP OF PLACE OF ORGANIZATION
      Liechtenstein
- ------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       524,000

 NUMBER OF         ___________________________________________________________
  SHARES           8.  SHARED VOTING POWER
BENEFICIALLY           -0-
 OWNED BY
   EACH            ___________________________________________________________
 REPORTING         9.  SOLE DISPOSITIVE POWER
  PERSON               524,000
   WITH
                   -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       -0-

- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,926 (includes 3,500 shares subject to presently exercisable options and 10,000 shares held by another Reporting Person, 341,926 shares held in trust for the benefit of another Reporting Person and 12,000 shares held in a fiduciary capacity for such other Reporting Person)

- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [   ]
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.98%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      00 - Trust
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






CUSIP No. 462218-10-8                                  13D

- ------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philora Trust
- ------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]

                                                             (b) [ X ]

- ------------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [   ]
- ------------------------------------------------------------------------------
6.    CITIZENSHIP OF PLACE OF ORGANIZATION
      Liechtenstein
- ------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        341,926

 NUMBER OF         ___________________________________________________________
  SHARES           8.   SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                341,926
   WITH
                   -----------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-

- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,926 (includes 3,500 shares subject to presently exercisable options and 10,000 shares held by another Reporting Person, 524,000 shares held in trust for the benefit of another Reporting Person and 12,000 shares held in a fiduciary capacity for another Reporting Person)

- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [   ]
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.98%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      00 - Trust
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






CUSIP No. 462218-10-8                                  13D

- ------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Markus W. Stadlin, Trustee of Savena Trust and Philora Trust
- ------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]

                                                             (b) [ X ]

- ------------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      00
- ------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [   ]
- ------------------------------------------------------------------------------
6.    CITIZENSHIP OF PLACE OF ORGANIZATION
      Switzerland
- ------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        -0-

 NUMBER OF         ___________________________________________________________
  SHARES           8. SHARED VOTING POWER
BENEFICIALLY          524,000 (shared with the other trustees of Savena Trust)
 OWNED BY             341,926 (shared with the other trustees of Philora Trust)
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                -0-
   WITH
                   -----------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      524,000  (shared with the other  trustees of Savena Trust)
                      341,926 (shared with the other trustees of Philora Trust)
- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,926 (includes 3,500 shares subject to presently exercisable options and 10,000 shares held by another Reporting Person and 12,000 shares held in a fiduciary capacity for another Reporting Person)

- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [   ]
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.98%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      00 -  Trustee
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






CUSIP No. 462218-10-8                                  13D

- ------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Interfiducia Trust Reg., Trustee of Savena Trust and Philora Trust
- ------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]

                                                             (b) [ X ]

- ------------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      00
- ------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [   ]
- ------------------------------------------------------------------------------
6.    CITIZENSHIP OF PLACE OF ORGANIZATION
      Liechtenstein
- ------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        -0-

 NUMBER OF         ___________________________________________________________
  SHARES           8.SHARED VOTING POWER
BENEFICIALLY         524,000 (shared with the other trustees of Savena Trust)
 OWNED BY            341,926 (shares with the other trustees of Philora Trust)
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                -0-
   WITH
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                      524,000 (shared with the other trustees of Savena Trust) 341,926 (shared with the other trustees of Philora Trust)
- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,926 (includes 3,500 shares subject to presently exercisable options and 10,000 shares held by another Reporting Person and 12,000 shares held in a fiduciary capacity for such other Reporting Person)

- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [   ]
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.98%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      00 - Trustee
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







CUSIP No. 462218-10-8                                  13D

- ------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alex Fischer, Trustee of Savena Trust and Philora Trust
- -------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]

                                                             (b) [ X ]

- ------------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      00
- ------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [   ]
- ------------------------------------------------------------------------------
6.    CITIZENSHIP OF PLACE OF ORGANIZATION
      Switzerland
- ------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        -0-

 NUMBER OF             _______________________________________________________
  SHARES           8. SHARED VOTING POWER
BENEFICIALLY          524,000 (shared with the other trustees of Savena Trust)
 OWNED BY             341,926 (shared wit the other trustees of Philora Trust)
   EACH            ___________________________________________________________
 REPORTING         9. SOLE DISPOSITIVE POWER
  PERSON              -0-
   WITH
                   -----------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      524,000  (shared with the other  trustees of Savena Trust)
                      341,926 (shared with the other trustees of Philora Trust)
- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,926 (includes 3,500 shares subject to presently exercisable options and 10,000 shares held by another Reporting Person and 12,000 shares held in a fiduciary capacity for another Reporting Person)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [   ]
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.98%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      00 - Trustee
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







CUSIP No. 462218-10-8                                  13D

- ------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Arnaud de Vitry d'Avaucourt
- ------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]

                                                             (b) [ X ]
- ------------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      00
- ------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [   ]
- ------------------------------------------------------------------------------
6.    CITIZENSHIP OF PLACE OF ORGANIZATION
      France
- ------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        13,500 (includes 3,500 shares subject to presently
                        exercisable options)
 NUMBER OF         ___________________________________________________________
  SHARES           8.   SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                13,500 (includes 3,500 shares subject to presently
   WITH                 exercisable options)
                   -----------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        12,000

- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,926 (includes 524,000 shares held in trust for the benefit of this Reporting Person, 341,926 shares held in trust for the benefit of another Reporting Person and 12,000 shares held in fiduciary capacity for such other Reporting Person)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [   ]
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.98%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







CUSIP No. 462218-10-8                                  13D

- ------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Henriette de Vitry d'Avaucourt
- -------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [   ]

                                                             (b) [ X ]

- ------------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
      PF
- ------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                         [   ]
- ------------------------------------------------------------------------------
6.    CITIZENSHIP OF PLACE OF ORGANIZATION
      France
- ------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        12,000

 NUMBER OF         ___________________________________________________________
  SHARES           8.   SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                -0-
   WITH
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        12,000

- ------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,926 (includes 3,500 shares subject to presently exercisable options and 10,000 shares held by another Reporting Person, 341,926 shares held in trust for the benefit of this Reporting Person and 524,000 shares held in trust for the benefit of another Reporting Person)
- ------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 [   ]
- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.98%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IN
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







     This Amendment No. 2 ("Amendment No. 2") is being filed by (i) the Savena Trust, a trust organized under the laws of Liechtenstein (the "Savena Trust"), whose trustees are Dr. Markus W. Stadlin ("Stadlin"), Alex Fischer ("Fischer") and the Interfiducia Trust Reg. ("Interfiducia"); (ii) the Philora Trust, a trust organized under the laws of Liechtenstein (the "Philora Trust"), whose trustees are Stadlin, Fischer and Interfiducia; (iii) Arnaud de Vitry d'Avaucourt ("Mr. de Vitry"); (iv) Henriette de Vitry d'Avaucourt ("Mrs. de Vitry"); (v) Stadlin; (vi) Fischer; and (vii) Interfiducia (all of the foregoing, collectively, the "Reporting Persons"). Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Statement") dated August 15, 1988, relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of Ionics, Incorporated, a Massachusetts corporation (the "Company"), which has its principal executive offices at 65 Grove Street, Watertown, Massachusetts 02172. All terms used herein, unless otherwise defined, have the same meaning herein as in the Statement.

         This filing is being made to disclose the sale of an aggregate of 138,000 shares of the Company's Common Stock by the Savena Trust; the transfer by gift by Mrs. de Vitry of an aggregate of 150,000 shares and the replacement of Dr. Alfred Bietenholz as trustee by Stadlin. In addition, all share amounts have been restated to reflect a 2-for-1 stock split by way of a stock dividend distributed on January 6, 1995.

        Item 1.   Security and Issuer.

        Common Stock, $1.00 par value per share of Ionics, Incorporated, a Massachusetts corporation. The address of the issuer's principal executive office is 65 Grove Street, Watertown, MA 02172.

        Item 2.   Identity and Background.

 I.          a)   Savena Trust.

             b)   8 Elizabethen Strasse,
                  4010, Basel, Switzerland, CH

             c) The Savena Trust is a trust created under the laws of Liechtenstein, the principal indirect beneficiary of which is Arnaud de Vitry d'Avaucourt. Both Mr. and Mrs. de Vitry d'Avaucourt disclaim beneficial ownership of the 524,000 shares held by the Savena Trust.

             d)   Criminal proceedings -- not applicable.

             e)   Civil proceedings -- not applicable.

             f)   Place of Organization -- Liechtenstein.


II.          a)   Philora Trust.

             b)   8 Elizabethen Strasse,
                  4010, Basel, Switzerland, CH

             c) The Philora Trust is a trust created under the laws of Liechtenstein, the principal indirect beneficiary of which is Henriette de Vitry d'Avaucourt. Both Mr. and Mrs. de Vitry d'Avaucourt disclaim beneficial ownership of the 341,926 shares held by the Philora Trust.

             d)   Criminal proceedings -- not applicable.

             e)   Civil proceedings -- not applicable.

             f)   Place of Organization -- Liechtenstein.

III. The present individual trustees of both the Savena Trust and the Philora Trust are as follows:

        1.   a)   Dr. Markus Stadlin

             b)   8 Elizabethen Strasse,
                  4010, Basel, Switzerland, CH

             c) Self-employed attorney practicing in Basel, Switzerland at the business address listed at III
                  (1)(b) above.

              d)  Criminal proceedings -- none.

              e)  Civil proceedings -- none.

              f)  Citizenship -- Switzerland.

        2.    a)  Interfiducia Trust Reg.

              b)  Post Office Box 344
                  FL-9490 Vaduz, Liechtenstein

              c) The Interfiducia Trust Reg. is a trust created under the laws of Liechtenstein.

              d)  Criminal proceedings -- none.

              e)  Civil proceedings -- none.

              f)  Citizenship -- Liechtenstein.

        3.    a)  Alex Fischer

              b)  8 Elizabethen Strasse,
                  4010, Basel, Switzerland, CH

              c) Self-employed attorney practicing in Basel, Switzerland at the business address listed at (b) above.

              d)  Criminal proceedings -- none.

              e)  Civil proceedings -- none.

              f)  Citizenship -- Switzerland.

 IV.          a)  Arnaud de Vitry d'Avaucourt

              b)  41, Rue de l'Universite, 75007, Paris, France.

              c) Mr. de Vitry d'Avaucourt is Chairman of the Board, Eureka (SICAV) Paris, a French investment firm.
                  Mr. de Vitry d'Avaucourt's address is 41, Rue de l'Universite, 75007, Paris, France.

              d)  Criminal proceedings -- none.

              e)  Civil proceedings -- none.

              f)  Citizenship -- France.

  V.          a)  Henriette de Vitry d'Avaucourt

              b)  41, Rue de l'Universite, 75007, Paris, France.

              c) Mrs. de Vitry d'Avaucourt is engaged in the practice of psychoanalysis. Mrs. de Vitry d'Avaucourt's address is 41, Rue de l'Universite, 75007, Paris, France.

              d)  Criminal proceedings -- none.

              e)  Civil proceedings -- none.

              f)  Citizenship -- France.

        Item 3.   Source and Amount of Funds or Other Considerations.

        This Amendment No. 2 is being filed in order to disclose a decrease in the ownership of shares of Common Stock of the Company by certain of the Reporting Persons as a net result of the following transactions: (i) the sale by the Savena Trust of 138,000 shares; (ii) the transfer by gift by Mrs. de Vitry of 150,000 shares; and (iii) the grant and vesting and/or exercise of options to purchase of 13,500 additional shares, of which 3,500 shares are subject to presently exercisable stock options held by Mr. de Vitry.

        Item 5.   Interest in Securities of the Issuer.

        As of June 13, 1996, the Reporting Persons making this filing may collectively be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), 894,926 shares of Common Stock of the Company, which represents approximately 5.98% of the outstanding shares of Common Stock of the Company based on a total of 14,962,085 shares of the Company's Common Stock outstanding as of March 31, 1996, as disclosed by the Company.

        Under the Savena Trust instrument, the trustees of the Savena Trust have sole power to vote or direct the vote of all 524,000 shares held by the Savena Trust and sole power to dispose or direct the disposition of all such shares. Each individual trustee listed in Item 2 may be deemed to share power with each other such trustee (i) to vote or direct the vote of all 524,000 shares held by the Savena Trust and (ii) to dispose or direct the disposition of all such shares. Accordingly, Mr. and Mrs. de Vitry each individually disclaims beneficial ownership of all shares held by the Savena Trust.

        Under the Philora Trust instrument, the trustees of the Philora Trust have sole power to vote or direct the vote of all 341,926 shares held by the Philora Trust and sole power to dispose or direct the disposition of all such shares. The individual trustees of such trust may be deemed to share power with each other such trustee (i) to vote or direct the vote of all 341,926 shares held by the trust and (ii) to dispose or direct the disposition of all such shares. Accordingly, Mr. and Mrs. de Vitry each individually disclaims beneficial ownership of all shares held by the Philora Trust.

        Since the individual trustees of the Savena Trust and the Philora Trust are the same persons or entities, each such trustee may be deemed to share power with the other trustee (i) to vote or direct the vote of the aggregate of 865,926 shares held by the Savena Trust and the Philora Trust and (ii) to dispose or direct the disposition of all such shares.

        Mr. de Vitry may be deemed to beneficially own 22,000 shares of the Company's Common Stock. Such shares represent less than 1% of the Company's outstanding shares, based on 14,962,085 shares outstanding as of March 31, 1996. Mr. de Vitry may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of 10,000 shares held by him and 3,500 such shares subject to presently exercisable options. He also shares with his wife the power to dispose or direct the disposition of the remaining 12,000 shares held by a French financial institution in a fiduciary capacity for Mrs. de Vitry, and accordingly may be deemed to beneficially own such 12,000 shares.

        Mrs. de Vitry may be deemed to beneficially own the 12,000 shares of the Company's Common Stock held by a French financial institution in a fiduciary capacity for her over which she shares dispositive power with her husband and has sole voting power. Such shares represent less than 1% of the outstanding shares.

        On June 13, 1996, Mrs. de Vitry transferred by gift an aggregate of 150,000 shares.

        Item 7.   Material to be Filed as
                  Exhibits to Amendment No. 2.

           *Exhibit 1. Agreement regarding filing of a joint Schedule 13D.

           *Exhibit 2. Stock Purchase Agreement dated as of August 5, 1988 by and between Ionics, Incorporated and the Savena Trust.

           *Exhibit 3. Letter  Agreement  dated  August 8,  1988 by and  between
                   Ionics, Incorporated and the Philora Trust.

           *Exhibit 4. Stock Purchase Agreement dated as of May 18, 1988 by and between Ionics, Incorporated and the Philora Trust.

           *Exhibit 5. Letter Agreement and General Pledge  Agreement each dated
                   August 10, 1988 by and between Bank Dreyfus & Sons and the Savena Trust (original in the German language with English translation provided).

           *Exhibit 6. Power of attorney  conferring certain authority on Alfred
                   Bietenholz on behalf of Interfiducia Trust Reg., a trustee of Savena Trust (original in the German language with English translation provided).

           *Exhibit 7. Powers  of  attorney   conferring  certain  authority  on
                   Richard J. Testa, Gordon H. Hayes, Jr., Caesar J. Belbel and Alfred Bietenholz.

           **Exhibit 8. Agreement regarding filing of a joint Schedule 13D.

           **Exhibit 9. Power of attorney  conferring  certain authority on Alex
                   Fischer on behalf of Interfiducia Trust Reg., a trustee of Savena and Philora Trusts.

           **Exhibit 10. Powers of attorney conferring certain authority on Richard J. Testa, Gordon H. Hayes, Jr., Mitchell S. Bloom and Alex Fischer.

          ***Exhibit 11. Agreement regarding filing or a joint schedule 13D

          ***Exhibit 12. Power of Attorney by  Markus Stadlin conferring certain authority on Richard J. Testa, Gordon H. Hayes, Jr., Mitchell
                   S. Bloom and Alex Fischer
- ----------------------
  * Incorporated by reference from Schedule 13D dated August 15, 1988.

 ** Incorporated  by reference  from Amendment No. 1 to this Schedule 13D, dated
    June 22, 1994.

*** Filed herewith.





                                   SIGNATURES

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


                                                   The Savena Trust


/s/Henriette de Vitry d'Avaucourt                  By:/s/Alex Fischer
Henriette de Vitry d'Avaucourt                     Trustee
- ------------------------------                     -------


                                                   The Philora Trust


/s/Arnaud de Vitry d'Avaucourt                     By:/s/Alex Fischer
- ------------------------------                     ------------------
Arnaud de Vitry d'Avaucourt                        Trustee


                                                   The INTERFIDUCIA Trust Reg.
                                                   (a Trustee of both the
                                                   Savena Trust and the Philora
                                                   Trust)

                                                   By:/s/Alex Fischer
                                                   ------------------
                                                   Alex Fischer
                                                   Attorney-in-Fact


                                                   By:/s/Markus Stadlin
                                                   -----------------------
                                                   Markus Stadlin,
                                                   a Trustee of both the
                                                   Savena Trust and the
                                                   Philora Trust


                                                   By:/s/Alex Fischer
                                                   ------------------
                                                   Alex Fischer,
                                                   a Trustee of both the
                                                   Savena Trust and the
                                                   Philora Trust

Dated: June 13, 1996